Balaton Power Inc.

Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2
Phone: 604-533-5075	toll free 1(877)559-5988	Fax: 604.533-5065

For Immediate Release

BALATON ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING
AND STATUS OF PROJECTS

Langley, B.C., January 12, 2011.  Balaton Power Inc. (the "Company") (OTCBB Symbol BPWRF) is pleased to announce that all the resolutions proposed at the Annual General Meeting of the shareholders of the Company held on December 22, 2010 (the "AGM") were duly passed.  . At the AGM, each of Michael Rosa, Paul Preston and Nicole Bouthillier were re-elected to the Board of Directors (the "Board") of the Company and Killman, Murrell & Company, P.C., Chartered Accountants were reappointed as auditors of the Company.

In addition to the customary corporate matters approved at the AGM, the Company's shareholders adopted a new 10% "rolling" stock option plan dated for reference November 1, 2010 and adopted a new set of Articles which has provisions allowing the use of uncertificated shares and electronic record keeping systems. Also, the Company obtained the necessary shareholder approval for consolidation of the Company's common shares on the basis of a 1 share for every 5 shares currently outstanding, subject to the final discretion of the Board (the "Consolidation"). The Board is currently evaluating whether to proceed with the Consolidation as proposed.

Further to its news release dated December 1, 2010, the Company also announces that it is currently waiting for the processing and interpretation of the data collected by the Company's exploration contractor, Geotech Ltd., from the Company's recently completed exploration activities on the Voisey's Bay West Property, located 40 km southwest of Nain in northern Labrador.

In addition, the Company, through its wholly owned subsidiary Continental Resources (USA) Ltd. ("CRL"), continues to seek approval of the Government of the State of Orissa in India to a revised Joint Venture Agreement between CRL and Orissa Mining Corporation ("OMC"), a State of Orissa Government owned entity to provide for the right to explore and potentially develop the Gandhamardan Bauxite Deposit (the "Gandhamardan Project"). In September 2010 CRL's consultants made further travel to India to hold meetings with representatives of OMC and the Government of Orissa in an effort to advance the Gandhamardan Project. During these meetings, among other things, it was discussed that a new mining law is being drafted which is expected to become effective in the first quarter of 2011 that will standardize how local people affected by mining activities are to be protected and compensated. CRL's consultants plan further travel to India in 2011 as things develop, including the implementation of the new mining law, to continue working on seeking approval of the Orissa State Government of the revised agreement between CRL and OMC. The Gandhamardan Project is more fully described in the Company's filings on www.sedar.com.

BALATON POWER INC.

"P.E. Preston"

Paul Preston
Director and Chief Financial Officer